EARLY VERSUS DELAYED TREATMENT WITH LAQUINIMOD DEMONSTRATED SIGNIFICANT REDUCTION IN RISK OF
DISABILITY PROGRESSION – RESULTS OF THREE-YEAR ALLEGRO STUDY IN RELAPSING-REMITTING MULTIPLE
SCLEROSIS

•	Data presented at the 65th Annual Meeting of the American Academy of Neurology (AAN) showed early treatment with laquinimod demonstrated significant benefit in terms of slowing disability progression compared to delayed treatment

•	36-month data affirmed the safety profile demonstrated in the ALLEGRO pivotal clinical trial

•	Additional animal preclinical data demonstrated laquinimod restored myelination in the brain and spinal cord

Jerusalem, Israel and Lund, Sweden, March 21, 2013 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) and Active Biotech (NASDAQ OMX NORDIC: ACTI) announced today top-line results from the open-label extension of the Phase III ALLEGRO study that assessed the progression of disability and safety of oral laquinimod in early versus delayed-start relapsing-remitting multiple sclerosis (RRMS) patients. The study compared the effectiveness of laquinimod in patients who received 36 months (early-start) versus those who received 24 months of laquinimod treatment (delayed-start).
Laquinimod is an oral, once daily, investigational drug in Phase III studies for RRMS.

Of the 864 RRMS patients who participated in the original double-blind ALLEGRO trial, 97% participated in the open-label extension and 87% completed one year of the open-label phase. Overall, during the entire conduct of the study (double blind and open label phase), early start patients were less likely to experience disease progression than those with a delayed start of Laquinimod (11.8% risk of confirmed disability progression vs 16.7%, HR = 0.62, p < 0.0038).

“The results of this longer-term study of laquinimod suggest a robust benefit in terms of early treatment for RRMS and in potentially delaying disability, which is a primary goal of RRMS treatment,” said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer for Teva Pharmaceutical Industries, Ltd. “The development of laquinimod’s clinical profile has been full of exciting revelations about the compound’s unique mechanism of action, and we were dually encouraged by the preclinical data which demonstrated a potential direct effect on neuroregenerative processes.”

The study also supports a favorable safety and tolerability profile of laquinimod in RRMS patients. No new safety concerns arose during the open-label phase.

Additionally, a preclinical study in animal models demonstrated the ability of laquinimod to increase the myelinated axons and mature oligodendrocytes in the brain. This data suggests laquinimod has potential restorative and anti-inflammatory properties.

Results of both studies will be shared with the scientific community following a full analysis of the data.
ABOUT THE STUDIES
Additional detail can be found on the AAN website: http://www.abstracts2view.com/aan/

[S41.004] Comparison of Early and Delayed Oral Laquinimod in Patients with Relapsing-Remitting Multiple Sclerosis: Effects on Disability Progression at 36 Months in the ALLEGRO Trial
Giancarlo Comi, Milan, Italy, Douglas Jeffery, Advance, NC, Ludwig Kappos, Basel, Switzerland, Xavier Montalban, Barcelona, Spain, Alexey Boyko, Moscow, Russian Federation, Maria Rocca, Milan, Italy, Massimo Filippi, Milan, Italy

[P05.197] Therapeutic Laquinimod Treatment Restores Axon Myelination, Callosal Conduction and Motor Deficit in a Chronic Mouse Model of Multiple Sclerosis Spencer Moore, Los Angeles, CA, Gemmy Hannsun, Los Angeles, CA, Jane Yoon, Los Angeles, CA, Rhusheet Patel, Los Angeles, Timothy Yoo, Los Angeles, CA, Anna Khalaj, Los Angeles, CA, Seema Tiwari-Woodruff, Los Angeles, CA

ABOUT LAQUINIMOD
Laquinimod is an oral, once-daily CNS-active immunomodulator with a novel mechanism of action being developed for the treatment of MS. In animal models laquinimod crosses the blood brain barrier to potentially have a direct effect on resident CNS inflammation and neurodegeneration. The global Phase III clinical development program evaluating oral laquinimod in MS includes two pivotal studies, ALLEGRO and BRAVO. A third Phase III laquinimod trial, CONCERTO, is evaluating two doses of the investigational product (0.6mg and 1.2mg) in approximately 1,800 patients for up to 24 months, after which patients will continue to an active treatment period with laquinimod for additional 24 months The primary outcome measure will be confirmed disability progression as measured by the Expanded Disability Status Scale (EDSS).

In addition to the MS clinical studies, laquinimod is currently in clinical development for Crohn’s disease and Lupus.

ABOUT MULTIPLE SCLEROSIS
MS is the leading cause of neurological disability in young adults. It is estimated that more than 400,000 people in the United States are affected by the disease and that two million people may be affected worldwide. Multiple sclerosis is a degenerative disease of the central nervous system in which inflammation and axonal damage and loss result in the development of progressive disability.

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is a world leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

ABOUT ACTIVE BIOTECH
Active Biotech AB (NASDAQ OMX NORDIC: ACTI) is a biotechnology company with focus on autoimmune/inflammatory diseases and cancer. Projects in pivotal phase are laquinimod, an orally administered small molecule with unique immunomodulatory properties for the treatment of multiple sclerosis, TASQ for prostate cancer and ANYARA primarily for the treatment of renal cell cancer. In addition, laquinimod is in Phase II development for Crohn’s and Lupus. The company also has one additional project in clinical development, the orally administered compound 57-57 for Systemic Sclerosis. Please visit www.activebiotech.com for more information

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Active Biotech’s Safe Harbor Statement in Accordance with the Swedish Securities Market Act:
This press release contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company, or industry results, to differ materially from any future results, performance or achievement implied by the forward-looking statements. The company does not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this press release.

Active Biotech is obligated to publish the information contained in this press release in accordance with the Swedish Securities Market Act.

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